UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Brightstar Lottery PLC Announces Successful
Pricing of $750,000,000 of Senior Secured Notes Due 2033 and
Notice of Redemption of All of Its 6.25% Senior Secured Notes Due 2027

On December 3, 2025, Brightstar Lottery PLC (NYSE: BRSL) (the "Company") announced the successful pricing of $750,000,000 5.750% Senior Secured Notes due 2033 to be issued by the Company and Brightstar Global Solutions Corporation, a wholly-owned subsidiary of the Company (the "Subsidiary Issuer" and together with the Company, the "Issuers"), as co-issuers, and to be guaranteed on a senior basis by certain of the Company's other wholly-owned subsidiaries (the "Notes").

Application has been made for the Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin.

Settlement of the Notes is subject to customary market and other closing conditions and is expected to occur on December 15, 2025.

The Issuers intend to use the proceeds from the sale of the Notes and cash on hand to redeem $750,000,000 of the Company's outstanding $750,000,000 6.25% Senior Secured Notes due January 15, 2027 (Rule 144A: ISIN/CUSIP US460599AD57/460599AD5 and Regulation S: ISIN/CUSIP USG4863AAK46/ G4863AAK4) (the "6.25% Notes due 2027") at a redemption price of $1,012.20 per $1,000.00 of the 6.25% Notes due 2027 on December 16, 2025 (the "Redemption") and to pay certain debt issuance costs incurred in connection with the Notes. The Redemption is conditioned on the receipt by the Issuers of at least $750,000,000 in gross proceeds from the sale of the Notes. A conditional notice of the Redemption will be sent to all registered holders of the 6.25% Notes due 2027.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith and incorporated by reference herein.

Exhibit Number	Description

99.1
News Release "Brightstar Lottery PLC Announces Successful Pricing of $750,000,000 of Senior Secured Notes Due 2033 and Notice of Redemption of All of Its 6.25% Senior Secured Notes Due 2027" dated December 3, 2025

EXHIBIT INDEX

Exhibit Number	Description

99.1
News Release "Brightstar Lottery PLC Announces Successful Pricing of $750,000,000 of Senior Secured Notes Due 2033 and Notice of Redemption of All of Its 6.25% Senior Secured Notes Due 2027" dated December 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2025	BRIGHTSTAR LOTTERY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

4